30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

June 12, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Jessica Plowgian, Attorney-Advisor

Re:          Liberty Interactive Corporation

                Amendment No. 2 to Form S-4 (File No. 333-180543)

Dear Ms. Plowgian:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on April 3, 2012.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty, dated May 31, 2012 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

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Questions and Answers, page 1

“Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?” page 7

1.                                      Comment:  We note your response to comment 6 from our letter dated April 30, 2012. We further note that management may, in its sole discretion, reattribute assets between tracking stock groups. We continue to believe that you should revise your disclosure regarding the use of proceeds from the rights offering to clarify that although it is currently management’s intent to use such proceeds for investments in new opportunities to be attributed to the Ventures Group, management may, in its sole discretion, use such assets for other purposes, which may or may not be compensated for as an inter-group loan, inter-group interest or other transfer of assets. In your risk factor disclosure “[we] could be required to use assets attributed to one group to pay liabilities attributed to the other group” on page 27, you disclose the fact that your charter would not prevent you from satisfying liabilities of one group with assets of the other group. In addition, your disclosure in the risk factor “[o]ur board of directors may change the management and allocation policies following their implementation...” on page 29 clearly states that your board of directors may “at any time change or make exceptions” to your management and allocation policies.

Response:  We have revised the disclosure on page 7 and elsewhere in the Registration Statement in response to the Staff’s comment.   We note, however, that any reattribution would need to be accounted for as a loan, inter-group interest or other transfer of assets from the Ventures Group to the Interactive Group for fair value.  This will be the case, as you note, unless and until the management and allocation policies are amended.  Such a material amendment would require that Liberty notify its stockholders by means of a filing on Form 8-K.

While we understand your concern regarding the ability of the board to make changes and exceptions to the management and allocation policies, we do not believe the risk factor “We could be required to use assets attributed to one group to pay liabilities attributed to the other group” contradicts what we are saying.  That risk factor specifically notes that any reattribution of assets between groups will result in the creation of an inter-group loan or interest or an offsetting reattribution of cash or other assets.  The fact creditors may seize assets regardless of the tracking stock group to which they are attributed does not render incorrect the statement that voluntary actions by the board to reattribute assets will be done in compliance with Liberty’s stated management and allocation policies.

Summary, page 10

The Transaction, page 10

2.                                      Comment:  Please disclose, if true, that management allocated the amount of debt, including the exchangeable debentures, to the Ventures group in order to show lower leverage and less complex debt attributable to the Liberty Interactive Group. Refer to the excerpts from the transcript and slide show presentation of the QVC investor meeting held on May 24, 2012 as filed pursuant to Rule 425 of the Securities Act and Rule 14a-6(b) of the Securities Exchange Act on May 29, 2012.

Response:  We have revised the disclosure on pages 10, 13 and 59 of the Registration Statement in response to the Staff’s comment.

Reasons for the Tracking Stock Proposal..., page 13

3.                                      Comment:  We note your response to comment 10 from our letter dated April 30, 2012 and your support for the assertions in the first bullet point of this section that this transaction would encourage greater market recognition of the value of your businesses and assets. However, it is unclear how this increased transparency would “enhance stockholder value” for each tracking stock. Furthermore, it is unclear why this could not be accomplished through more detailed disclosure without the need to create tracking stocks. Please expand your disclosure to provide support for this statement or revise your disclosure accordingly.

Response:  We have revised the disclosure by adding a second bullet point on page 13 of the Registration Statement in response to the Staff’s comment.  The significance of this new bullet point is that the investment community currently benchmarks Liberty against a media peer group due to its collection of minority investments in media companies.  By reflecting separately the performance of the retail and ecommerce operating businesses from the media investments by means of a tracking stock structure, stockholder value should be enhanced as the stocks should be valued based on their separate merits and benchmarking peer groups. We have similarly revised the disclosure on page 59 of the Registration Statement in response to the Staff’s comment.

Management and Allocation Policies, page 14

4.                                      Comment:  We note your disclosure that you will not notify stockholders of any modification, change or exception made to your management and allocation policies if you determine that it is not material to the company as a whole. As you are simply attributing all of assets and operations of the entire company to each the tracking stock group and allocating other items of the entire company between the two groups, please clarify under what circumstances any modifications, changes or exceptions to the policies would affect the company as a whole. Also disclose the time frame in which you will file a Form 8-K to notify stockholders of any material modification, change or exception to your management and allocation policies.

Response:  We have revised the disclosure on pages 14 and 62 in response to the Staff’s comment to include the time frame in which Liberty will file a Form 8-K to notify its stockholders of any material modification, change or exception to its management and allocation policies. Furthermore, we have revised this disclosure to reflect that the materiality of any modification, change or exception to the management and allocation policies will now be measured against each tracking stock group separately, rather than against Liberty as a whole.

Risk Factors, page 20

5.                                      Comment:  We note your response to comment 15 from our letter dated April 30, 2012. Please expand the third bullet point of this section to address the risk that your directors or officers may have conflicts of interest if they own disproportionate interests in the two stocks. In addition, disclose the risks associated with the material dilution stockholders who do not exercise all of their Series A rights may experience upon consummation of the rights plan.

Response:  We have revised the disclosure on page 20 of the Registration Statement by adding a new bullet point in response to the Staff’s comment regarding the risk that Liberty’s directors or officers may have conflicts of interest if they own disproportionate interests in Liberty Interactive common stock and Liberty Ventures common stock. We have also added a new bullet point on page 20 and made a corresponding change to the risk factor on page 39 of the Registration Statement regarding the potential material dilution from the rights offering.

Risk Factors, page 26

6.                                      Comment:  We note your response to comment 16 from our letter dated April 30, 2012. We believe that the board of directors’ discretion over each group’s cash management policies, including its ability to use inter-group loans and inter-group interests as a means to use one group’s capital resources to fund the other group’s liquidity and capital expenditures, may make it difficult to evaluate the liquidity and capital resources of each group based on past performance. Please add a new risk factor or expand your risk factor on page 26 to address this risk.

Response:  We have revised the disclosure on page 27 in response to the Staff’s comment.

Treatment of Stock Options and Other Awards, page 54

7.                                      Comment:  We note your response to comment 14 from our letter dated April 30, 2012. Please expand your disclosure to explain when the option awards, stock appreciation rights and restricted stock awards will be distributed. Disclose when you will evaluate the pre-distribution trading price of the Liberty Interactive common stock and the post-distribution trading price of the Liberty Interactive and Liberty Ventures common stock.

Response:  We have revised the disclosure on pages 54, 55 and 56 of the Registration Statement in response to the Staff’s comment. We note that new Ventures restricted stock awards will be distributed to holders of original Interactive restricted stock awards (as such terms are defined in the Registration Statement) in the distribution, as previously disclosed.

Annex A: Description of Business, page A-1

8.                                      Comment:  We note your response to comment 34 from our comment letter dated April 30, 2012. Please further expand your disclosure to identify the term of your governance agreements (or similar agreements controlling your ability to nominate directors) with HSN, Inc., Expedia, Inc., Interval Leisure Group, Inc., Tree.com, and TripAdvisor, Inc. In addition, identify any termination rights the parties have with respect to these agreements.

Response:  We have revised the disclosure on pages A-3, A-7 and A-8 in response to the Staff’s comment. We note, however, that the parties have no termination rights with respect to these governance agreements, other than the loss of rights associated with specific ownership thresholds, as is now disclosed on the revised pages.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:     Liberty Interactive Corporation

Charles Y. Tanabe

KPMG LLP

Jim Bickell